Michael S. Krome, Esq.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755

Tel.:    (631) 737-8381
Fax:     (631) 737-8382
email:   mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

                                                                   July 10, 2006

John Reynolds, Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Reference: Xiom Corp.
                 Registration Statement on Form SB-2
                 Amendment Filed: May26, 2006
                 File No. 333-123176

Dear Mr. Reynolds:

      Enclosed herewith for filing on behalf of Xiom Corp. (the "Company"), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company's Amendment No. 6 to its Registration Statement on Form SB-2 ("Amendment No. 5"), marked to show the changes to the Company's Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on May 26, 2006.

      We received your letter of June 19, 2006, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Management's Discussion and Analysis or Plan of Operations, page12
------------------------------------------------------------------
Comment

1. Please provide the disclosure required by Item 303(b) of Regulation S-B.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of June 19, 2006 for Registration Statement on Form SB-2, Amendment No. 6, for Xiom Corp.
July 10, 2006
Page 2 of 5

Response
      We have provided additional disclosure as required by Item 303(b) of Regulation S-B.

Comment
2. Add disclosure addressing the material terms of the agreement with the Department of Navy.

Response
      We have added disclosure addressing the material terms of the Agreement with the Department of Navy, as requested.

Comment
3. On page13, update the disclosure relating to the number of systems the company shipped in April and May. Disclosure currently addresses the number of systems the company expected to ship.

Response
      We have updates the information related t the items shipped by the Company in April and May, 2006, as well as the total number of orders expected to ship.

Business of the Company- Principal Products and Services, page15
----------------------------------------------------------------
Comment
4. On page16, we note reference "attached test results from an independent laboratory" yet cannot locate any corresponding disclosure, exhibits or appendices referencing such statistics. Please advise.

Response
      We have attached the test results as Exhibit 99.5.

Executive Compensation, page20
------------------------------
Comment
5. We reissue our prior comment 11 of our letter dated March 12, 2006. Please refer to the disclosure requirements ser forth in Item 402 of Regulation S-B and revise to provide a complete discussion of the information required to be disclosed therein.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of June 19, 2006 for Registration Statement on Form SB-2, Amendment No. 6, for Xiom Corp.
July 10, 2006
Page 3 of 5

Response
      We have revised and updated the disclosure requirements as set forth in
      Item 402 of Regulation S-B.

Principal Stockholders, page22
------------------------------
Comment
6. Advise us as to how you calculated the percentages on the fourth column - "Percentage of Shares Owned After Sales of Shares in Offering." We note that this number is the same as the percentage of shares owned prior to the offering.

Response
      We initially and incorrectly used the shares issued and outstanding before any shares issued in the offering. We have corrected the percentages.

Comment
7. Advise us to how you calculated the number of shares beneficially owned by All Officers and Directors as a Group.

Response
      We have revised the calculated number of shares beneficially owned by all Officers and Directors as a Group, which includes Andrew Mazzone and Thomas Gardega. The previous number was not updated when the correct shareholders numbers was changed. The percentage of shares owned after Sale of Shares in the Offering was recalculated as 36.9%

Financial Statements for the Six Months ended March 31, 2006
------------------------------------------------------------
Balance Sheet, Page42
---------------------
Comment
8. We note the line item titled subscriptions receivable. Please tell us what this amount consists of and why you believe it is reliable. If the receivable relates to the sale of stock, tell us whether you meet the conditions outlined in Staff Accounting Bulletin Topic 4.E., and revise your disclosures accordingly. Alternatively, revise the classification of the amount to a contra-equity account.

Response
      The Subscription Receivable balance is the amount due from a non-officer/director who purchased shares from the March 2006 Private Placement, where such balance was actually collected (realized) in April 2006. Upon further review, we do not meet the requirements of Staff Accounting Bulletin Topic 4.E as it relates to amounts receivable from officers and directors resulting from the sale of stock. As such, we have revised the classification of the amount to a contra-equity account.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of June 19, 2006 for Registration Statement on Form SB-2, Amendment No. 6, for Xiom Corp.
July 10, 2006
Page 4 of 5

Note 2 - Warrants, Page46
-------------------------
Comment
9. We note your response to prior comment 20. Please provide us with a more detailed analysis supporting your conclusion, including all of the valuation assumptions for the warrants at the date of issuance and at the date of modification. We note that a modification to extend the exercise period of warrants usually results in an increase of fair value, equal to the excess of the fair value of the revalued warrants over the fair value of the original warrants on the date of modification (not their original issuance date). Refer to Issue 4(c) of EITF 96-18, paragraph 35 of FAS 123, and paragraphs 319-320 of FAS 123 and revise your disclosures accordingly.

Response
      We have evaluated the fair value of the warrants on the date of modification using the Black-Scholes-Merton pricing model to determine the incremental value of such warrants. Specifically, the assumptions used in the calculation included the expected term of eleven months, a risk free rate of 3.5% and a market price volatility factor of approximately 5%. The increase to the fair value, equal to the excess of the fair value of the revalued warrants over the fair value of the original warrants on the date of modification, of approximately $8,000 was determined not to be material.

Note 3 - Stock Options, page 46
-------------------------------
Comment
10. We note your disclosure regarding the stock options granted in March 2006. Please tell us how you determined that a value of $.40 per share was appropriate for the non-employer awards. We note that the fair value of the options granted in March 2005 was $.40 per share, at which time the fair value of your common stock was $.75 rather than $1.50 per share. Also, please revise your disclosure to include all of the valuation assumptions used in the calculation of fair value, including the volatility assumption.

Michael S. Krome, Esq.
Re: Response Letter to Securities and Exchange Commission Comment letter of June 19, 2006 for Registration Statement on Form SB-2, Amendment No. 6, for Xiom Corp.
July 10, 2006
Page 5 of 5

Response
      We have revised the fair valuation of the non-employee option grant in March 2006 to $.80 per share and have updated our disclosure accordingly, including the volatility assumption used in our calculation.

Note 4 - Issuance of Common Stock, page 46
------------------------------------------
Comment
11. We note your response to prior comments 21 and 22. Please file the agreements relating to both the March 2005 and March 2006 financing activities as previously requested.

Response
      We have attached a Form of Subscription Agreement for the Offering of Shares done by the Company. There are no other agreements related to the financing activities conducted in both March 2005 and March 2006.

Item 26 - Recent Sales of Unregistered Securities, page II-2
------------------------------------------------------------
Comment
12. Please update the information to include the securities sold in the March 2006 private placement, as required by Item 701 of Regulation S-B.

Response
      We have updated the information to include the securities sold in the March 2006 private placement, as required by Item 701 of Regulation S-B.

      This letter responds to all comments contained in your letters of June 19, 2006. We are requesting that your office expedite the review of this amendment as much as possible.

      If you have any questions, please do not hesitate to call me at 631-737-8381.

                                                      Very truly yours,

                                                      Michael S. Krome

cc:   Mr. Andrew Mazzone,
      President, Xiom, Inc.